Exhibit 99.19

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)—August 11, 2010

Overview

The following discussion and analysis is a review of the financial condition and results of operations of Just Energy Income Fund (“Just Energy” or the “Fund”) for the three months ended June 30, 2010 and has been prepared with all information available up to and including August 11, 2010. This analysis should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended June 30, 2010, as well as the audited consolidated financial statements and related MD&A for the year ended March 31, 2010, contained in the Fund’s 2010 Annual Report. The financial information contained herein has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). All dollar amounts are expressed in Canadian dollars. Quarterly reports, the annual report and supplementary information can be found on our corporate website at www.justenergy.com. Additional information can be found on SEDAR at www.sedar.com.

Just Energy is an open-ended, limited-purpose trust established under the laws of the Province of Ontario to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates: Just Energy Ontario L.P. (“JE Ontario”), Just Energy Manitoba L.P. (“JE Manitoba”), Just Energy Quebec L.P. (“JE Quebec”), Just Energy (B.C.) Limited Partnership (“JE B.C.”), Just Energy Alberta L.P. (“JE Alberta”), Alberta Energy Savings L.P. (“AESLP”), Just Energy Illinois Corp. (“JEIC”), Just Energy New York Corp. (“JENYC”), Just Energy Indiana Corp. (“JE Indiana”), Just Energy Texas L.P. (“JE Texas”), Just Energy Massachusetts Corp. (“JE Mass”), Just Energy Michigan Corp., (“JE Michigan”), Just Energy Exchange Corp. (“JEEC”), Universal Energy Corp. (“UEC”), Universal Gas and Electric Corp. (“UG&E”), Commerce Energy, Inc. (“Commerce” or “CEI”), National Energy Corp. (“NEC”) operating under the trade name of National Home Services (“NHS”), Hudson Energy Services LLC (“HES” or “Hudson”), Momentis Canada Corp. and Momentis U.S. Corp. (collectively, “Momentis”) and Terra Grain Fuels Inc. (“TGF”), collectively, the “Just Energy Group”.

Just Energy’s primary business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price and price-protected contracts. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the fixed price at which it is able to sell the commodities to its customers and the fixed price at which it purchases the associated volumes from its suppliers. In addition, through NHS, the Fund sells and rents high efficiency and tankless water heaters and other HVAC products. TGF, an ethanol producer, operates a wheat-based ethanol facility in Belle Plaine, Saskatchewan. Just Energy also indirectly acquired Hudson, effective May 1, 2010, a marketer of natural gas and electricity primarily to commercial customers in New York, New Jersey, Illinois and Texas and results are included for two months of its operations.

The Fund also offers green products through its JustGreen program, formerly known as the Green Energy Option or “GEO”. The electricity JustGreen product offers the customer the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits, which will allow the customer to reduce or eliminate the carbon footprint for their home or business. Management believes that these new products will not only add to profits, but also increase sales receptivity and improve renewal rates.

Forward-looking information

This MD&A contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, decisions by regulatory authorities and competition and dependence on certain suppliers. Additional information on these and other factors that could affect the Fund’s operations, financial results or distribution levels are included in the Fund’s annual information form and other reports on file with Canadian security regulatory authorities which can be accessed on our corporate website at www.justenergy.com or through the SEDAR website at www.sedar.com.

Key terms

“Attrition” means customers whose contracts were terminated early, or cancelled by Just Energy due to delinquent accounts.

“Delivered volume” represents the actual volume of gas or electricity provided on behalf of customers to the LDCs for the period.

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

“Gross margin per RCE” represents the gross margin realized on Just Energy’s customer base, including both low margin customers acquired through various acquisitions and gains/losses from the sale of excess commodity supply.

“LDC” means a local distribution company, the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent or the “customer”, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario.

“JEEC convertible debentures” represents the $90 million in convertible debentures issued by Universal in October 2007. JEEC assumed the obligations of the debentures as part of the acquisition of UEG on July 1, 2009. See Long-term debt and financing on page 24 for further details.

“JEIF convertible debentures” represents the $330 million in convertible debentures issued by the Fund to finance the purchase of Hudson effective May 1, 2010. See Long-term debt and financing on page 25 for further details.

Non-GAAP financial measures

All non-GAAP financial measures do not have standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Seasonally adjusted sales and seasonally adjusted gross margin

Management believes the best basis for analyzing both the Fund’s results and the amount available for distribution is to focus on amounts actually received (“seasonally adjusted”) because this figure provides the margin earned on all deliveries to the utilities. Seasonally adjusted sales and gross margin are not defined performance measures under Canadian GAAP. Seasonally adjusted analysis applies solely to the gas markets and specifically to Ontario, Quebec, Manitoba and Michigan.

No seasonal adjustment is required for electricity as the supply is balanced daily. In the other gas markets, payments for supply by the LDCs are aligned with customer consumption.

Cash Available for Distribution

“Distributable cash after marketing expense” refers to the net cash available for distribution to Unitholders. Seasonally adjusted gross margin is the principal contributor to cash available for distribution. Distributable cash is calculated by the Fund as seasonally adjusted gross margin, adjusted for cash items including general and administrative expenses, marketing expenses, bad debt expense, interest expense, corporate taxes, capital taxes and other items. This non-GAAP measure may not be comparable to other income funds.

“Distributable cash after gross margin replacement” represents the net cash available for distribution to Unitholders as defined above. However, only the marketing expenses associated with maintaining the Fund’s gross margin at a stable level equal to that in place at the beginning of the period are deducted. Management believes that this is more representative of the ongoing operating performance of the Fund because it includes all expenditures necessary for the retention of existing customers and the addition of new margin to replace those customers that have not been renewed. This non-GAAP measure may not be comparable to other income funds.

For reconciliation to cash from operating activities please refer to the “Cash Available for Distribution and distributions” analysis on page 7.

EBITDA

“EBITDA” represents earnings before interest, taxes, depreciation and amortization. This is a non-GAAP measure which reflects the pre-tax profitability of the business.

Adjusted EBITDA

“Adjusted EBITDA” represents EBITDA adjusted to exclude the impact of mark-to-market gains (losses) arising from Canadian GAAP requirements for derivative financial instruments on future supply positions. In addition, the Adjusted EBITDA calculation deducts marketing costs sufficient to maintain existing levels of gross margin and maintenance capital expenditures necessary to sustain existing operations. This highlights the marketing and capital expenditures Just Energy had made to add to its productive capacity in the future. Management believes this is a useful measure of operating performance for investors.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. However, under Canadian GAAP, the customer margins are not marked-to-market but there is a requirement to mark-to-market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing volatility. Management believes that these short-term mark-to-market non-cash gains (losses) do not impact the long-term financial performance of the Fund and have therefore excluded it from the Adjusted EBITDA calculation.

Embedded gross margin

Embedded gross margin is a rolling five-year measure of management’s estimate of future contracted gross margin. It is the difference between existing customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin and renewal rates.

Standardized Distributable Cash

Standardized Distributable Cash is a non-GAAP measure developed to provide a consistent and comparable measurement of distributable cash across entities.

“Standardized Distributable Cash” is defined as cash flows from operating activities, as reported in accordance with GAAP, less an adjustment for total capital expenditures as reported in accordance with GAAP and restrictions on distributions arising from compliance with financial covenants restrictive at the date of the calculation of Standardized Distributable Cash.

For reconciliation to cash from operating activities please refer to the “Standardized Distributable Cash and Cash Available for Distribution” analysis on page 10.

Financial highlights

For the three months ended June 30

(thousands of dollars except where indicated and per unit amounts)

	Fiscal 2011				Fiscal 2010
	$		Per unit[5]	Per unit Change	$	Per unit[5]
Sales	609,684	$	4.44	26%	399,010	$3.53
Net income[1]	275,309	$	2.01	121%	102,627	$0.91
Adjusted EBITDA [2]	31,282	$	0.23	(15)%	30,182	$0.27
Gross margin (seasonally adjusted) [3]	88,933	$	0.65	(2)%	74,769	$0.66
Distributable cash
¡ After gross margin replacement	33,783	$	0.25	(32)%	42,219	$0.37
¡ After marketing expense	24,402	$	0.18	(44)%	36,087	$0.32
Distributions	42,277	$	0.31	—	35,014	$0.31
General and administrative	29,272	$	0.21	50%	15,617	$0.14
Distributable cash payout ratio[4]
¡ After gross margin replacement	125%				83%
¡ After marketing expense	173%				97%

[1]

Net income includes the impact of unrealized gains (losses) which represent the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices minimizing any impact of quarter end mark to market gains and losses.

[2]

Adjusted EBITDA is a more appropriate measure of the performance of the Fund since it excludes the unrealized mark to market gains and losses and deducts only marketing costs and capital spending to sustain existing operations. See Adjusted EBITDA on page 2 for more information.

[3]	See discussion of non-GAAP financial measures on page 2.

[4]	Management targets an annual payout ratio after all marketing expenses, excluding any Special Distribution, of less than 100%.

[5]

The per unit amounts are calculated using an adjusted fully diluted basis for fiscal 2011 removing the impact of the JEEC and JEIF convertible debentures as both will be anti-dilutive by fiscal year end. The fiscal 2010 per unit amounts are calculated on a fully diluted basis.

Reconciliation of Net Income to Adjusted EBITDA

For the three months ended June 30

(thousands of dollars)

	Fiscal 2011	Fiscal 2010
Net income	$275,309	$102,627
Add:
Interest	9,480	480

Tax expense (recovery)	19,360	10,303
Capital tax	133	80

Amortization	33,448	1,788

EBITDA	337,730	115,278
Add:
Change in fair value of derivative instruments	(314,376)	(87,880)

Marketing expenses to add gross margin	9,381	6,132
Less:
Maintenance capital expenditures	(1,453)	(3,348)

Adjusted EBITDA	31,282	30,182

Acquisition of Hudson Energy Services

On May 7, 2010, Just Energy completed the acquisition of all of the equity interests of Hudson Parent Holdings, LLC and all of the common shares of Hudson Energy Corp., thereby indirectly acquiring Hudson Energy Services, LLC with an effective date of May 1, 2010. It is important to note that this quarter reflects only two months of operating results from Hudson and that the full effect will not be seen until future quarters.

The acquisition of Hudson was accounted for using the purchase method of accounting. The Fund allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows (thousands of dollars):

Net assets acquired:
Current assets (including cash of $24,003)	$88,696
Current liabilities	(107,817)
Electricity contracts and customer relationships	200,653
Gas contracts and customer relationships	26,225
Contract initiation costs	20,288
Broker network	84,400
Brand	11,200
Information technology system development	17,954
Other intangible assets	6,545
Goodwill	30,946
Property, plant and equipment	2,559
Unbilled revenue	15,092
Notes receivable – long term	1,312
Security deposits – long term	3,544
Other assets – current	124
Other assets – long term	100
Other liabilities – current	(74,683)
Other liabilities – long term	(40,719)

$286,419

Consideration:
Purchase price	$285,343
Transaction costs	1,076

$286,419

All contracts and intangible assets, excluding Brand, are amortized over the average remaining life at the time of acquisition. The gas and electricity contracts and customer relationships are amortized over 30 and 35 months, respectively. Other intangible assets, excluding Brand, are amortized over periods of three to five years. The Brand value is considered to be indefinite and therefore, not subject to amortization. The purchase price allocation is considered preliminary and as a result may be adjusted during the 12-month period following the acquisition.

Acquisition of Universal Energy Group Ltd.

On July 1, 2009, Just Energy completed the acquisition of all of the outstanding common shares of Universal Energy Group Ltd. (“Universal”) pursuant to a plan of arrangement (the “Arrangement”). Under the Arrangement, the Universal shareholders received 0.58 of an exchangeable share (“Exchangeable Share”) of JEEC, a subsidiary of Just Energy, for each Universal common share held. In aggregate, 21,271,804 Exchangeable Shares were issued pursuant to the Arrangement. Each Exchangeable Share is exchangeable for a unit of the Fund on a one-for-one basis at any time at the option of the holder and entitles the holder to a monthly dividend equal to 66 2/3% of the monthly distribution and/or Special Distribution paid by Just Energy on a unit of the Fund. JEEC also assumed all the covenants and obligations of Universal in respect of the Universal’s outstanding JEEC convertible debentures. On conversion of the JEEC convertible debentures, holders will be entitled to receive 0.58 of an Exchangeable Share in lieu of each Universal common share that the holder was previously entitled to receive on conversion.

The acquisition of Universal was accounted for using the purchase method of accounting. The Fund allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows (thousands of dollars):

Net assets acquired:
Working capital (including cash of $10,319)	$63,614
Electricity contracts and customer relationships	229,586
Gas contracts and customer relationships	243,346
Water heater contracts and customer relationships	22,700
Other intangible assets	2,721
Goodwill	77,494
Property, plant and equipment	171,693
Future tax liabilities	(50,475)
Other liabilities – current	(164,148)
Other liabilities – long-term	(140,857)
Long-term debt	(183,079)
Non-controlling interest	(22,697)

$249,898

Consideration:
Transaction costs	$9,952
Exchangeable shares	239,946

$249,898

All contracts, customer relationships and intangible assets are amortized over the average remaining life at the time of acquisition. The gas and electricity contracts, including customer relationships, acquired are amortized over periods ranging from 8 to 57 months. The water heater contracts and customer relationships are amortized over 174 months and the other intangible assets are amortized over six months. The non-controlling interest represents 33.3% ownership of TGF held by EllisDon Corporation. An adjustment in the amount of $10,700 was made to increase goodwill and decrease working capital during the three months ended June 30, 2010. The purchase price for this acquisition is final and no longer subject to change.

Operations

Gas

In each of the markets that Just Energy operates, it is required to deliver gas to the LDCs for its customers throughout the year. Gas customers are charged a fixed price for the full term of their contract. Just Energy purchases gas supply in advance of marketing for residential customers and generally concurrently with the execution of a contract for larger commercial customers. The LDC provides historical customer usage to enable Just Energy to purchase an approximation of estimated supply. Furthermore, in many markets, Just Energy mitigates exposure to customer usage by purchasing options that cover potential differences in customer consumption due to weather variations. The cost of this strategy is incorporated in the price to the customer. Our ability to mitigate weather effects is limited by utility requirements to deliver fixed amounts for gas regardless of the weather. To the extent that balancing requirements are outside the options purchased, Just

Energy bears the financial responsibility for fluctuations in customer usage. Volume variances may result in either excess or short supply. Excess supply is sold in the spot market resulting in either a gain or loss compared to the weighted average cost of supply. In the case of greater than expected gas consumption, Just Energy must purchase the short supply at the market price, which may reduce or increase the customer gross margin typically realized. Under some commercial contract terms, this balancing may be passed on to the customer.

Ontario, Quebec, British Columbia and Michigan

In Ontario, Quebec, British Columbia and Michigan, the volumes delivered for a customer typically remain constant throughout the year. Just Energy does not recognize sales until the customer actually consumes the gas. During the winter months, gas is consumed at a rate which is greater than delivery and in the summer months, deliveries to LDCs exceed customer consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.

Manitoba and Alberta

In Manitoba and Alberta, the volume of gas delivered is based on the estimated consumption for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash received from customers and LDCs will be higher in the winter months.

New York, Illinois, Indiana, Ohio and California

In New York, Illinois, Indiana, Ohio and California, the volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash flow received from these states is greatest during the third and fourth (winter) quarters, as normally, cash is received from the LDCs in the same period as customer consumption.

Electricity

Ontario, Alberta, New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California and Massachusetts

Just Energy offers a variety of price protection products to its electricity customers. The product offerings include both fixed price and variable price long term and short term electricity contracts. Customers have the ability to choose an appropriate JustGreen program to supplement their electricity contracts, providing an effective method to offset their carbon footprint. In Ontario, New York and Texas, Just Energy provides customers with price protection program for the majority of their electricity requirements. The customers experience either a small balancing charge or credit on each bill due to fluctuations in prices applicable to their volume requirements not covered by a fixed price. Just Energy uses historical usage data for all enrolled customers to accurately predict future customer consumption and to help with long term supply procurement decisions.

Cash flow from electricity operations is greatest during the second and fourth quarters (summer and winter), as electricity consumption is typically highest during these periods.

Home Services division

NEC began operations in April 2008 and operates under the trade name of National Home Services. Newten Home Comfort L.P. (“NHCLP”) a partnership between Just Energy and Newten Home Comfort Inc.,( an arm’s length third party holding 20% of the partnership), commenced providing Ontario residential customers with a long term water heater rental program in the summer of 2008, offering high efficiency conventional and power vented tanks and tankless water heaters. On July 2, 2009, NEC, a wholly owned home services subsidiary of UEG, acquired Newten Home Comfort Inc. Accordingly, NHCLP became a wholly owned subsidiary of Just Energy. On September 30, 2009, NEC acquired substantially all of the assets of NHCLP, including all of NHCLP’s customer water heater rental agreements. NHCLP and Newten Home Comfort Inc. were subsequently wound up. NEC began offering the rental of air conditioners and furnaces to Ontario residents in the fourth quarter of fiscal 2010. See page 18 for additional information on NEC.

Ethanol division

Just Energy also owns a 66.7% interest in TGF, a 150-million-litre capacity wheat-based ethanol plant located in Belle Plaine, Saskatchewan. The plant produces wheat-based ethanol and high protein distillers dried grain (“DDG”). See page 19 for additional information on TGF.

Cash Available for Distribution and distributions

For the three months ended June 30

(thousands of dollars except per unit amounts)

	Fiscal 2011		Fiscal 2010
		Per unit		Per unit
Reconciliation to statements of cash flow
Cash inflow from operations	$25,727		$37,795
Add:
Decrease in non-cash working capital	(3,648)		(2,246)
Other	1,785		—
Tax impact on distributions to Class A preference shareholders	538		538

Cash available for distribution	$24,402		$36,087

Cash available for distribution

Gross margin per financial statements	$80,497	$0.59	$66,075	$0.59
Adjustments required to reflect net cash receipts from gas sales	8,436		8,694

Seasonally adjusted gross margin	$88,933	$0.65	$74,769	$0.66

Less:
General and administrative	(29,272)		(15,617)
Capital tax expense	(133)		(80)
Bad debt expense	(5,749)		(3,829)
Income tax recovery	1,002		40
Interest expense	(9,480)		(480)
Other items	6,771		669

	(36,861)		(19,297)

Distributable cash before marketing expenses	52,072	$0.38	55,472	$0.49
Marketing expenses to maintain gross margin	(18,289)		(13,253)

Distributable cash after gross margin replacement	33,783	$0.25	42,219	$0.37

Marketing expenses to add new gross margin	(9,381)		(6,132)

Cash available for distribution	$24,402	$0.18	$36,087	$0.32

Distributions
Unitholder distributions	$39,644		$32,935
Class A preference share distributions	1,631		1,631
Unit appreciation rights and deferred unit grants distributions	1,002		448

Total distributions	$42,277	$0.31	$35,014	$0.31

Adjusted fully diluted average number of units outstanding[1]		137.2m		112.9m

[1]

The per unit amounts are calculated on an adjusted fully diluted basis for fiscal 2011 removing the JEEC and JEIF convertible debentures impact as they will be anti-dilutive by fiscal year end. The fiscal 2010 per unit amounts are calculated on a fully diluted basis.

Distributable cash

The first quarter of fiscal 2011 was a period of rapid expansion for Just Energy. This expansion took place through the acquisition of Hudson, which diversified Just Energy’s product line to include specialized offerings for large commercial customers, the expansion of Hudson’s proven broker network to seven new states and five new provinces, the launch of the Momentis network marketing division in Ontario and New York as well as spending in anticipation of entry into Massachusetts and two new utility territories in New York. In addition, National Home Services committed expenditures to facilitate its expansion into Union Gas territory in Ontario and its roll-out of furnace and air conditioner offerings.

This expansion had two impacts on the quarter. First, general and administrative costs increased to absorb the costs of this expansion. Secondly, quarterly customer additions reached the highest levels seen in the history of Just Energy. The majority of these additions were large commercial customers, a market segment not previously pursued. As with past expansions, management believes that the acquisition of Hudson and these expenditures will build a more diversified and profitable base for Just Energy’s future.

Distributable cash after gross margin replacement for the current quarter ended June 30, 2010 was $33.8 million ($0.25 per unit), down 20% from $42.2 million ($0.37 per unit) in fiscal 2010. While margin was up 19%, it was down on a per unit basis. Margin from the natural gas business was significantly reduced due to lower per customer consumption due to record warm temperatures across Just Energy’s key markets.

The higher gross margins in the year were offset by increased general and administrative costs largely due to the expansions noted above, interest charges and higher bad debt expenses. Increased general and administrative costs of 87%, over the prior year comparable quarter were noted, of which $8.3 million (61%) related to incremental Universal, Hudson and Momentis costs not incurred last year. The remaining increase was to accommodate the numerous areas of expansion noted above. Interest costs relate primarily to the JEEC and JEIF convertible debentures which relate to the Hudson and Universal acquisitions, funding for water heater purchases and debt associated with TGF. Bad debt expense increased in the first quarter of fiscal 2011 compared to 2010, due to the increased sales in those markets where the Fund bears the credit risk and the continued weak economic conditions in the U.S. markets. Overall, bad debt percentage of relevant sales was within the target range at 2.8% equal to that of the prior quarter.

Just Energy spent $18.3 million in marketing expenses for the quarter to maintain its current level of gross margin, which represents 66% of the total marketing expense excluding the amortization of contract initiation costs. A further $9.4 million was spent to increase future gross margin reflecting the 116,000 net RCE additions through marketing to date for fiscal 2011. Management’s estimate of the future contracted gross margin increased to $1,501.1 million from $1,204.3 million at March 31, 2010 and $1,003.2 million a year earlier.

Management’s estimate of the future embedded gross margin is as follows:

	June 30, 2010	June 30, 2009	Increase
Canada (Cdn $)	$757.5 million	$675.8 million	12%

United States (US$)	698.5 million	284.7 million	145%

Total (Cdn$)	$1,501.1 million	$1,003.2 million	50%

Distributable cash after all marketing expenses amounted to $24.4 million ($0.18 per unit) for the first quarter of fiscal 2011, a decline of 32% from $36.1 million ($0.32 per unit) in the prior year comparable quarter. The decrease is due to the higher gross margin being more than offset by increased expenditures noted above. There were higher marketing costs associated with the significant increase in net customer additions quarter over quarter. The payout ratio after deduction of all marketing expenses for the current quarter was 173%, versus 97% in fiscal 2010. Management anticipates that the payout ratio for fiscal 2011 will be less than 100% (excluding any Special Distributions for tax purposes) as it has been in past years.

For further information on the changes in the gross margin, please refer to “Sales and gross margin—Seasonally adjusted” on page 13 and “General and administrative expenses”, “Marketing expenses”, “Bad debt expense” and “Interest expense” are further clarified on page 19 and 20.

Discussion of Distributions

For the three months ended June 30

(in thousands of dollars)

	Fiscal 2011	Fiscal 2010
Cash flow from operations[1] (A)	$25,727	$37,795

Net income (B)	275,309	102,627

Total distributions (C)	42,277	35,014
Excess (shortfall) of cash flows from operating activities over distributions paid (A-C)	(16,550)	2,781

Excess of net income over distributions paid (B-C)	233,032	67,613
[1]Includes non-cash working capital balances

Net income includes non-cash gains and losses associated with the changes in the current market value of Just Energy’s derivative instruments. These instruments form part of the Fund’s requirement to purchase commodity according to estimated demand and, as such, changes in value do not impact the distribution policy or the long-term financial performance of the Fund. The change in fair value associated with these derivatives included in the net income for the first quarter of fiscal 2011 was a gain of $314.4 million versus $87.9 million for the same period last year.

The Fund has, in the past, paid out distributions that were higher than both financial statement net income and operating cash flow. In the view of management, the non-GAAP measure, distributable cash, is an appropriate measure of the Fund’s ability to distribute funds, as the cost of carrying incremental working capital necessary for the growth of the business has been deducted in the distributable cash calculation. Further, investment in the addition of new customers intended to increase cash flow is expensed in the financial statements while the original customer base was capitalized. Management believes that the current level of distributions is sustainable in the foreseeable future.

The timing differences between distributions and cash flow from operations created by the cost of carrying incremental working capital due to business seasonality and expansion are funded by the operating credit facility.

Standardized Distributable Cash and Cash Available for Distribution

For the three months ended June 30

(thousands of dollars except per unit amounts)

	$000,00	$000,00
	Fiscal 2011	Fiscal 2010
Reconciliation to statements of cash flow
Cash inflow from operations	$25,727	$37,795
Capital expenditures[1]	(9,607)	(7,406)

Standardized Distributable Cash	16,120	30,389

Adjustments to Standardized Distributable Cash

Change in non-cash working capital [2]	(3,648)	(2,246)
Tax impact on distributions to Class A preference shareholders[3]	538	538

Other	1,785	—

Capital expenditures[1]	9,607	7,406

Cash available for distribution	$24,402	$36,087

Standardized Distributable Cash – per unit basic	0.12	0.27

Standardized Distributable Cash – per unit diluted	0.11	0.27

Payout Ratio based on Standardized Distributable Cash	262%	115%

[1]

The vast majority of capital expenditures in the first quarter of fiscal 2010 related to the purchase of water heaters for subsequent rental. These expenditures expand the productive capacity of the business. Effective January 2010, water heater capital purchases are financed through separate financing secured by the water heaters and associated contracts. All other capital expenditures were funded by the credit facility.

[2]

Change in non-cash working capital is excluded from the calculation of Cash Available for Distribution as the Fund has a $250.0 million credit facility which is available for use to fund working capital requirements. This eliminates the potential impact of timing distortions relating to the respective items.

[3]

This amount includes payments to the holders of Class A preference shares and is equivalent to distributions. The number of Class A preference shares outstanding is included in the denominator of any per unit calculation.

In accordance with the CICA July 2007 interpretive release “Standardized Distributable Cash in Income Trusts and other Flow-Through Entities”, the Fund has presented the distributable cash calculation to conform to this guidance. In summary, for the purposes of the Fund, Standardized Distributable Cash is defined as the periodic cash flows from operating activities, including the effects of changes in non-cash working capital less total capital expenditures as reported in the GAAP financial statements.

Financing Strategy

The Fund’s $250.0 million credit facility will be sufficient to meet the Fund’s short-term working capital and capital expenditure requirements. Working capital requirements can vary widely due to seasonal fluctuations and planned U.S.-related growth. In the long-term, the Fund may be required to access the equity or debt markets in order to fund significant acquisitions. NEC entered into an agreement with Home Trust Company to separately finance its water heaters. See page 18 for further discussion on this financing. TGF has a separate credit facility, debenture and a term loan for their funding requirements which are detailed on page 23.

Productive Capacity

Just Energy’s primary business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term, fixed-price and price protected contracts. In addition, through NHS, the Fund sells and rents high efficiency and tankless water heaters and HVAC products. TGF, an ethanol producer, operates an ethanol facility in Belle Plaine, Saskatchewan. The Fund’s productive capacity is primarily determined by the gross margin earned from the contract price and the related supply cost on energy contracts. Also included would be the gross margin earned on water heater rentals and ethanol sales after deducting production related costs.

The maintenance of productive capacity of Just Energy is achieved through the retention of existing customers and the addition of new customers to replace those that have not been renewed. The productive capacity is maintained and grows through independent contractors and Hudson broker channels, call centre renewal efforts, internet marketing and various mail campaigns. The Fund has entered into an agreement with Momentis under which their independent representatives will market natural gas and electricity contracts on behalf of Just Energy. Momentis is a multi level marketing entity. Management believes that this arrangement will further expand the productive capacity of the energy business.

Effectively all of the residential marketing costs related to energy customer contracts are expensed immediately but fall into two categories. The first represents marketing expenses to maintain gross margin at pre-existing levels and by definition to maintain productive capacity. The second category is marketing expenditures to add new margin which therefore expands productive capacity. The Hudson commercial marketing expenses are primarily capitalized and amortized over the remaining life of the customer contract.

The vast majority of capital expenditures incurred by Just Energy relate to the purchase of water heaters which are subsequently rented on a long term basis under customer contracts. These capital expenditures are funded by non-recourse borrowings which have as security the water heaters and the rental contracts. As such, these capital expenditures increase the productive capacity of the Fund.

Summary of quarterly results

(thousands of dollars except per unit amounts)

	$000,000	$000,000	$000,000	$000,000
	Fiscal 2011	Fiscal 2010	Fiscal 2010	Fiscal 2010
	Q1	Q4	Q3	Q2
Sales (seasonally adjusted)	$639,997	$694,788	$654,686	$562,133
Gross margin (seasonally adjusted)	88,933	121,872	121,722	107,519
General and administrative expense	29,272	22,405	24,767	25,634
Net income (loss)	275,309	(79,211)	97,390	110,690
Net income (loss) per unit—basic	2.05	(0.59)	0.73	0.83
Net income (loss) per unit—diluted	1.85	(0.59)	0.73	0.82
Adjusted EBITDA	31,282	108,961	60,563	36,598
Amount available for distribution
After gross margin replacement	33,783	66,023	69,455	52,303
After marketing expense	24,402	58,359	61,242	41,345
Payout ratio
After gross margin replacement	125%	63%	98%[1]	82%
After marketing expense	173%	71%	111%[1]	104%

	Fiscal 2010	Fiscal 2009	Fiscal 2009	Fiscal 2009
	Q1	Q4	Q3	Q2
Sales (seasonally adjusted)	$432,565	$589,948	$510,801	$386,158
Gross margin (seasonally adjusted)	74,769	106,143	87,554	61,793
General and administrative expense	15,617	18,150	14,753	13,236
Net income	102,627	(168,621)	(49,094)	(923,990)
Net income per unit—basic	0.92	(1.57)	(0.44)	(8.33)
Net income per unit—diluted	0.91	(1.57)	(0.44)	(8.33)
Adjusted EBITDA	30,182	104,614	60,822	17,024
Amount available for distribution
After gross margin replacement	42,219	72,244	57,475	34,755
After marketing expense	36,087	62,515	48,162	28,394
Payout ratio
After gross margin replacement	83%	48%	93%[1]	100%
After marketing expense	97%	56%	111%[1]	122%

[1]	Includes a one-time Special Distribution of $26.7 million in Q3, fiscal 2010 and $18.6 million in Q3, fiscal 2009.

The Fund’s results reflect seasonality as consumption is greatest during the third and fourth quarters (winter quarters). While year over year quarterly comparisons are relevant, sequential quarters will vary materially. The main impact of this will be higher distributable cash with a lower payout ratio in the third and fourth quarters and lower distributable cash with a higher payout ratio in the first and second quarters excluding any special distribution.

Analysis of the first quarter

The 48% increase in seasonally adjusted sales compared to the prior year comparable quarter is mainly attributable to the sales generated by both Universal and Hudson customers which were acquired, respectively, on July 1, 2009 and May 1, 2010. Strong net growth in customers added through marketing, primarily in the U.S., has also increased sales. The customer base has increased by 34% over since the 2010 fiscal year end and 70% from June 30, 2009. Just Energy now has over three million RCEs.

Gross margin increased by 19% in the first quarter of fiscal 2011 to $88.9 million from $74.8 million in the same period last year. In fiscal 2011, the customer additions include both Universal and Hudson (two months only) which were not acquired at this time last year. The increased customer additions and higher margin per new customer were partially offset by a 12% stronger Canadian dollar and sharply lower per customer gas consumption due to unusually warm weather. General and administration costs were $29.3 million for the quarter, an increase of 87% over $15.6 million reported for the same period last year due to inclusion of costs for Universal and Hudson as well as significant expenditures targeted at further expansion of Just Energy’s business footprint and product offerings.

The distributable cash after customer gross margin replacement was $33.8 million, down 20% from $42.2 million in the prior comparable quarter. The increased gross margin was offset by increased general and administration, interest charges and bad debt expenses versus the prior year comparable quarter.

After the deduction of all marketing expenses, distributable cash totaled $24.4 million, a decrease of 32% from $36.1 million in the first quarter of fiscal 2010. Distributions for the quarter were $42.3 million, an increase of 21% over the same period last year. The payout ratio after payment of all marketing costs for the first quarter of fiscal 2011 was 173% versus 97% for the same period last year. Management anticipates that payout ratio for fiscal 2011 will be less than 100% (excluding any tax driven Special Distributions) as it has been in past years.

Sales and gross margin—per financial statements

For the three months ended June 30

(thousands of dollars)

	$000,000	$000,000	$000,000	$000,000	$000,000	$000,000
		Fiscal 2011		Fiscal 2010
Sales	Canada	United States	Total	Canada	United States	Total
Gas	$129,715	$73,048	$202,763	$149,697	$50,434	$200,131
Electricity	160,629	224,914	385,543	123,491	75,388	198,879

	$290,344	$297,962	$588,306	$273,188	$125,822	$399,010

Increase	6%	137%	47%

Gross Margin	Canada	United States	Total	Canada	United States	Total
Gas	$12,131	$5,284	$17,415	$22,714	$10,694	$33,408
Electricity	25,996	36,770	62,766	19,639	13,028	32,667

	$38,127	$42,054	$80,181	$42,353	$23,722	$66,075

Increase(decrease)	(10)%	77%	21%

Canada

Sales were $290.3 million for the three months ended June 30, 2010, an increase of 6% from the prior comparable period. Gross margin was $38.1 million for the first quarter, down 10% from the first quarter of fiscal 2010

United States

Sales and gross margin in the U.S. were $298.0 million and $42.1 million for the first quarter, an increase of 137% and 77%, respectively, from the same period last year.

Seasonally Adjusted Analysis

Sales and gross margin—Seasonally adjusted1

For the three months ended June 30

(thousands of dollars)

		Fiscal 2011			Fiscal 2010
Sales	Canada	United States	Total	Canada	United States	Total
Gas	$129,715	$73,048	$202,763	$149,697	$50,434	$200,131
Adjustments[1]	30,704	(391)	30,313	33,555	—	33,555

	$160,419	$72,657	$233,076	$183,252	$50,434	$233,686
Electricity	160,629	224,914	385,543	123,491	75,388	198,879

	$321,048	$297,571	$618,619	$306,743	$125,822	$432,565

Increase	5%	137%	43%

Gross Margin	Canada	United States	Total	Canada	United States	Total
Gas	$12,131	$5,284	$17,415	$22,714	$10,694	$33,408
Adjustments[1]	8,084	352	8,436	8,694	—	8,694

	$20,215	$5,636	$25,851	$31,408	$10,694	$42,102
Electricity	25,996	36,770	62,766	19,639	13,028	32,667

	$46,211	$42,406	$88,617	$51,047	$23,722	$74,769

Increase(decrease)	(9)%	79%	19%

[1]	For Ontario, Manitoba, Quebec and Michigan gas markets.

On a seasonally adjusted basis, sales increased by 43% in the first quarter of fiscal 2011 to $618.6 million as compared to $432.6 million in fiscal 2010. Gross margins were $88.6 million for the three months ended June 30, 2010, up 19% from the prior year comparable quarter.

Canada

Seasonally adjusted sales were $321.0 million for the quarter, up 5% from $306.7 million in fiscal 2010. Seasonally adjusted gross margins were $46.2 million in the first quarter of fiscal 2011, a decrease of 9% from $51.0 million in the same period last year.

Gas

Canadian gas sales were $160.4 million, a decrease of 12% from $183.3 million in the first quarter of fiscal 2010. In the first quarter of fiscal 2011, total customer delivered volumes were down 37% from the prior comparable quarter due to extremely warm temperatures across all key gas markets and a 2% decrease in flowing customers. Gross margin totaled $20.2 million, down 36% from the first quarter of fiscal 2010 reflecting lower consumption and losses on the sale of excess gas at much lower spot prices than had been contracted originally.

The table that follows highlights the extent of the adverse impact of warm weather on gas consumption in the quarter.

	Heating Degree Days – Q1 F2011	Heating Degree Days – Q1 F2010	% Decrease	Heating Degree Days – 30 yr avg.	% Decrease
Toronto	672	971	(31)%	990	(32)%
New York	347	511	(32)%	547	(37)%
Chicago	475	701	(32)%	649	(27)%

After allowance for balancing and inclusive of acquisitions, realized average gross margin per customer (“GM/RCE”) for the three months ended June 30, 2010 amounted to $137/RCE, compared to $195/RCE for the prior comparable quarter. This was due to the lower consumption and balancing losses. The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta.

Electricity

Electricity sales were $160.6 million for the quarter, an increase of 30% from the first quarter of fiscal 2010. The sales growth is attributable to a 33% increase in total consumption largely due to the Universal acquired customers. Gross margin increased by 32% for the current quarter to $26.0 million versus $19.6 million for the prior year comparable period. Gross margin growth is consistent with the consumption increases and continued higher margin per customer due to the growth of the JustGreen program.

Average gross margin per customer after all balancing and including acquisitions for the quarter ended June 30, 2010 in Canada amounted to $142/RCE, slightly increased from $141/RCE in the prior year comparable quarter. The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta.

United States

Sales for the first three months of fiscal 2011 were $297.6 million, an increase of 137% from $125.8 million in the prior year comparable quarter. Seasonally adjusted gross margin was $42.4 million, up 79% from $23.7 million from the same quarter last year.

Gas

Gas sales and gross margin in the U.S. for the first quarter of fiscal 2011 totaled $72.7 million and $5.6 million, respectively, versus $50.4 million and $10.7 million in fiscal 2010. Despite an increased number of customers due to successful marketing and the Hudson acquisition, gross margin declined by 47% due to a sharp decline in per customer consumption based on record warm weather noted above and third party losses on the sale of the resultant excess gas as well as a 12% strengthening of the Canadian dollar exchange rate. Just Energy’s ability to mitigate weather effects is limited by utility requirements to deliver fixed amounts of gas regardless of weather, particularly in Michigan. Average realized gross margin after all balancing costs for the three months ended June 30, 2010 was $82/RCE, a decrease of 70% over the prior year comparable period of $274/RCE. This is due to sharply lower per customer consumption, losses on sale of excess gas and the inclusion of lower margin Hudson customers for two months. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois.

Electricity

U.S. electricity seasonally adjusted sales and gross margin for the quarter were $224.9 million and $36.8 million, respectively, versus the prior comparable quarter of fiscal 2010 in which sales and gross margin amounted to $75.4 million and $13.0 million. Sales and margins increased due to a 297% increase in customers year over year due to the Hudson acquisition and strong marketing growth. The two months of the Hudson purchase added $111.5 million in sales and $13.7 million of gross margin to the U.S. electricity results. Total customer demand increased by 261% which is consistent with the growth in the customer base.

Average gross margin per customer for electricity during the current quarter decreased to $144/RCE compared to $176/RCE in the prior year comparable period as a direct result of unfavourable movements in exchange rates and lower margins per RCE for the Hudson commercial customers. The GM/RCE value for Texas includes an appropriate allowance for the bad debt expense.

Customer aggregation

Long-term customers

	April 1, 2010	Additions	Acquired	Attrition	Failed to renew	June 30, 2010	%Increase (Decrease)
Natural gas
Canada	734,000	12,000	—	(21,000)	(16,000)	709,000	(3)%
United States	408,000	108,000	81,000	(32,000)	(1,000)	564,000	38%

Total gas	1,142,000	120,000	81,000	(53,000)	(17,000)	1,273,000	11%

Electricity
Canada	760,000	26,000	—	(18,000)	(11,000)	757,000	—
United States	391,000	115,000	579,000	(33,000)	(13,000)	1,039,000	166%

Total electricity	1,151,000	141,000	579,000	(51,000)	(24,000)	1,796,000	56%

Combined	2,293,000	261,000	660,000	(104,000)	(41,000)	3,069,000	34%

As part of the Hudson acquisition Just Energy acquired 660,000 customers with similar profiles to our existing book of customers. Another 48,000 RCEs acquired with Hudson are variable and short term in nature and have not been included in the long-term customer aggregation reported above.

Gross customer additions for the quarter were 921,000 comprised of 660,000 customers acquired with Hudson and 261,000 added through marketing. Of the customers added through marketing, 174,000 were large commercial customers showing the immediate positive impact of both Hudson’s broker channel and Just Energy’s internal efforts to expand its share of the commercial market. Net customer additions through marketing for the quarter were 116,000 (excluding the 660,000 customers acquired with Hudson). For the same quarter last year there were 11,000 net customer additions through marketing. Overall, there has been a 34% increase in total customers during the quarter and 70% increase over the past twelve months.

For the three month period ended June 30, 2010, total gas customer numbers increased by 11% from the fourth quarter of last year reflecting solid growth in the U.S. and the Hudson acquisition.

Total electricity customers were up 56% as at June 30, 2010 from the fiscal 2010 year ended March 31, 2010. The Hudson acquisition was responsible for the vast majority of this growth but solid additions from marketing were made, particularly in Texas.

JustGreen

Sales of the JustGreen products continue to support and reaffirm the strong demand for the green energy products in all markets. The JustGreen program allows customers to choose to purchase units of green energy in the form of renewable energy or carbon offsets, in an effort to reduce greenhouse gas emissions. When a customer purchases a unit of green energy, it creates a contractual obligation for Just Energy to purchase a supply of green energy at least equal to the demand created by the customer’s purchase. A review was conducted by Grant Thornton LLP of Just Energy’s Renewable Energy and Carbon Offsets Sales and Purchases report for the period from January 1, 2009 through December 31, 2009 validating the match of the Fund’s renewable energy and carbon offset purchases against customer contracts.

The Fund currently sells JustGreen gas in the eligible markets of Ontario, British Columbia, Alberta, Michigan, New York, Ohio and Illinois and JustGreen electricity in Ontario, Alberta, New York and Texas. JustGreen sales are expanding into the remaining markets over the coming quarters. Of all customers who contracted with Just Energy in the quarter, 49% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 89% of their consumption as green supply.

For the first quarter ended June 30, 2010 green supply now makes up 3% of our overall gas portfolio, up from 1% in the first quarter last year. JustGreen supply makes up 6% of our electricity portfolio, up from 4% from the same period last year.

Attrition

Natural gas

The trailing 12-month natural gas attrition in Canada was 11%, slightly above management’s target of 10%. In the U.S., gas attrition for the trailing 12 months was 28%, below management’s annual target of 30%. This reflects a small improvement in the US and management is optimistic that further improvements will be seen as the US economy strengthens and should commodity prices continue to rise.

Electricity

The trailing 12-month electricity attrition rate in Canada for the quarter was 13%, above management’s target of 10%. Electricity attrition in the United States was 14% for the trailing 12 months, below management’s target of 20%.

	Trailing Twelve- Month Attrition F2011	Targeted Attrition F2011
Natural gas
Canada	11%	10%
United States	28%	30%

Electricity
Canada	13%	10%
United States	14%	20%

Failed to renew

The Just Energy renewal process is a multi-faceted program and aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance allowing a customer to renew for an additional four or five years.

The trailing 12-month renewal rate for all Canadian gas customers was 62%, below management’s target of 70%. In the Ontario gas market, customers who do not positively elect to renew or terminate their contract receive a one-year fixed price for the ensuing year. Of the total Canadian gas customers renewed in the first quarter of fiscal 2011, 34% were renewed for a one-year term. Canadian gas markets lagged the 2011 target of 70% largely due to the current high spread between the Just Energy five year price and the utility spot price. Management will continue to focus on increasing renewals and a return to rising market pricing should result in an improvement in Canadian gas renewal rates to target levels.

The electricity renewal rate for Canadian customers was 70% for the trailing 12 months which is at the targeted level. There has been solid demand for JustGreen products by renewing Canadian electricity customers.

In the U.S. markets, Just Energy currently has only Illinois, Indiana and New York gas customers up for renewal. Gas renewals for the U.S. were 69%, below our target of 75% on a very limited number of renewals. Again, the high spread between the Just Energy 5 year price and utility floating rate prices has impacted renewals.

During the quarter Just Energy had both Texas and New York electricity customers up for renewal. The electricity renewal rate was 83%, better than our target rate of 75%.

	Trailing Twelve-month Renewals F2011	Targeted Renewals F2011
Natural gas
Canada	62%	70%
United States	69%	75%

Electricity
Canada	70%	70%
United States	83%	75%

Gas and electricity contract renewals

This table shows the percentage of customers up for renewal in each of the following years:

Fiscal period	Canada — gas	Canada— electricity	U.S.— gas	U.S.— electricity
Remainder of 2011	22%	16%	12%	6%
2012	23%	23%	17%	9%
2013	21%	26%	27%	10%
2014	15%	16%	13%	25%
2015	14%	12%	22%	38%
Beyond 2015	5%	7%	9%	12%

Total	100%	100%	100%	100%

Just Energy continuously monitors its customer renewal rates and continues to modify its offering to existing customers in order to maximize the number of customers who renew their contracts.

Gross margin earned through new marketing efforts

Annual gross margin per customer for new and renewed customers

The table below depicts the annual margins on contracts of residential customers signed in the quarter. This table reflects all margin earned on new additions and renewals including brown commodity and JustGreen. Customers added through marketing were at or above the margins of customers lost through attrition or failure to renew. Renewing customers were at lower margins largely due to lesser take-up of JustGreen on renewal. Sales of the JustGreen products remained very strong with approximately 49% of all customers added in the past quarter taking some or all green energy supply. Those who purchased the JustGreen product elect to take on average 89% of their consumption. A 100% JustGreen electricity customer in Ontario generates annual margins of approximately $182, much higher than the “brown” margins realized. For large commercial customers, the average gross margin for new customers added was $67 per RCE. These customers equal, by definition, more than 15 RCEs. The aggregation cost of these customers is commensurately lower per RCE than a residential customer.

Annual gross margin per customer1

Fiscal 2011
Residential and small commercial customers added in the quarter
- Canada – gas	$199
- Canada – electricity	$169
- United States – gas	$272
- United States – electricity	$256
Cusomers renewed in the quarter
- Canada – gas	$131
- Canada – electricity	$108
- United States – gas	$203
- United States – electricity	$200
Large commercial customers added in the quarter	$67
Customers lost in the quarter
- Canada – gas	$195
- Canada – electricity	$150
- United States – gas	$208
- United States – electricity	$222

[1]	Customer sales price less cost of associated supply and allowance for bad debt and U.S. working capital.

Home Services division (NHS)

NHS was acquired on July 1, 2009 as part of the Universal acquisition. On July 2, 2009, NHS acquired Newten Home Comfort Inc. and on September 30, 2009, acquired substantially all of the assets of NHCLP (see page 6 for additional information). NHS provides Ontario residential customers long-term water heater rental programs offering conventional tanks, power vented tanks and tankless water heaters in a variety of sizes, in addition to now offering furnaces and air conditioners. NHS continues to ramp up its operations and, as at June 30, 2010, had a cumulative installed base of 87,400 water heaters, 500 furnaces and 100 air conditioners in residential homes. NHS earns revenue from its installed base.

Management’s strategy for NHS is to self-fund the business through its growth phase, building value within the customer base. This way, NHS will not require cash from Just Energy’s core operations nor is Just Energy relying on NHS cash flow to fund distributions. The result should be a very valuable asset which will generate excellent cash returns upon repayment of the Home Trust Company (“HTC”) financing.

The first quarter saw significant geographic and product expansions for NHS. The division has begun marketing its products in Union Gas territory in Ontario expanding its reach to the entire province. It also rolled out an offering of furnace and air conditioner rental and sales. These expansions were funded by increased general and administrative costs but are expected to substantially increase the growth and profitability of NHS in the future.

As NHS is a high growth, relatively capital intensive business, Just Energy management believes that, in order to maintain stability of distributions, separate non-recourse financing of this capital is appropriate. On January 18, 2010 NEC announced that it had entered into a long term financing agreement with HTC for the funding of the water heaters for National Home Services. Under the agreement, NHS receives funds equal to the amount of the five year cash flow of the water heater contract discounted at an agreed upon rate. HTC is then paid an amount which is equal to the customer rental payments on the water heaters for the next five years. The initial funding received up to June 30, 2010 was $70.9 million.

Home Services division

Selected financial information

(thousands of dollars)

Three months ended June 30, 2010
Sales per financial statements	$4,441
Cost of sales	1,609

Gross margin	2,832

Selling expense	814
General and administrative expense	2,885
Interest expense	1,341

Capital expenditures	8,154
Amortization	467
Total number of water heaters installed	10,400

Results of operations

Just Energy has owned NHS since July 1, 2009 and therefore has no comparative results for the same period last year. For the first quarter ended June 30, 2010 NHS had sales of $4.4 million and gross margin of $2.8 million. The cost of sales for the quarter was $1.6 million and represents the amortization of the installed water heaters for the customer contracts signed to date. Selling expenses for the first quarter of fiscal 2011 were $0.8 million and include the amortization of commission costs paid to the independent agents, automobile fleet costs, advertising and promotion and telecom and office supplies expenses. General and administrative costs, which relate primarily to administrative staff compensation and warehouse expenses, amounted to $2.9 million for the three months ended June 30, 2010. The high level of general and administrative costs relative to past quarters were largely due to the expansion into Union Gas territory and the roll-out of furnace and air conditioner offerings.

Capital expenditures, including installation costs, amounted to $8.2 million. Amortization costs were $0.5 million for the current year and include not only the depreciation on capital assets noted above but also the amortization of the water heater contracts and customer relationships acquired in the purchases of Universal and Newten Home Comfort Inc.

The growth of National Home Services has been rapid and, combined with the HTC financing, is expected to be self-sustaining on a cash flow basis.

Ethanol division (TGF)

TGF continues to remain focused on improving plant production and runtime of the Belle Plaine wheat-based ethanol facility. For the quarter ended June 30, 2010, the plant achieved an average production capacity of 62%. The Phase 1 grain milling upgrade has allowed the plant to achieve daily milling rates exceeding nameplate capacity from time to time, however extreme rain limited the ability for the plant to source grain supply and the plant was forced to reduce production levels or shut down for 19 days. Plant capacity was close to 80% on days when the plant was in production mode. Ethanol prices continue to be depressed and were on average $0.57 per litre for the quarter and are expected to increase slightly during the fiscal year. Wheat prices are projected to increase from the average this quarter of $168 per metric tonne in the near term.

The ethanol division has separate non-recourse financing in place such that capital requirements and operating losses will not impact Just Energy’s core business ability to pay distributions.

Ethanol division

Selected financial information

(thousands of dollars)

Three months ended June 30, 2010
Sales per financial statements	$16,806
Cost of sales	19,452

Gross margin	(2,646)

General and administrative expense	2,334
Interest expense	1,707

Capital expenditures	114
Amortization	296

Results of operations

Just Energy has owned 66.7% of TGF since July 1, 2009 and therefore has no comparable results for the same period last year. During the first quarter of fiscal 2011, TGF had sales of $16.8 million and realized gross margin of $(2.6) million. The negative gross margin was a function of high production costs due to plant inefficiency and low ethanol and DDG prices. During the quarter, the plant produced 23.2 million litres of ethanol and 23,060 metric tonnes of DDG. For the three months ended June 30, 2010, TGF incurred $2.3 million in general and administrative expenses and $1.7 million in interest charges. Capital expenditures, including installation costs, for the quarter amounted to $0.1 million.

TGF receives a federal subsidy related to an agreement signed on February 17, 2009, based on the volume of ethanol produced. From July 1, 2009 to March 31, 2010, the subsidy was 10 cents per litre on ethanol produced. Through fiscal 2011, this subsidy will be 9 cents per litre on ethanol produced. This amount declines through time to 5 cents per litre of ethanol produced in fiscal 2015, the last year of the agreement.

TGF has seen improved results since quarter end due to the grain milling upgrade and improved ethanol and DDG prices.

Overall consolidated results

General and administrative expenses

General and administrative costs were $29.3 million for the three months ended June 30, 2010, representing a 87% increase from $15.6 million in the first quarter of fiscal 2010. The current year expense includes both Universal and two months of Hudson each of which were acquired after the comparable quarter of last year. 57% of the increase in expense was due to these acquisitions. The remaining increase was to accommodate the numerous areas of expansion undertaken by the Fund during the quarter which should result in higher margin and distributable cash in future periods. Other factors include the U. S. exchange rate impact on U.S. dollar denominated costs and an increase in collection costs.

Marketing expenses

Marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives for signing new customers as well as an allocation of corporate costs, were $29.8 million, an increase of 54% from $19.4 million in the first quarter of fiscal 2010. New customers signed by our marketing sales force were 261,000 in the first quarter of fiscal 2010, up 169% compared to 97,000 customers added through our sales offices in Q1 of fiscal 2010. The increase in the current quarter expense reflects the growth in customer additions and the impact of the higher U.S. dollar on our U.S. based marketing costs and lower aggregation cost per customer.

Marketing expenses to maintain gross margin are allocated based on the ratio of gross margin lost from attrition as compared to the gross margin signed from new and renewed customers during the fiscal year. Marketing expenses to maintain gross margin were $18.3 million, an increase of 38% from $13.3 million from the prior year comparable quarter.

Marketing expenses to add new gross margin are allocated based on the ratio of net new gross margin earned on the customers signed, less attrition, as compared to the gross margin signed from new and renewed customers during the period. Marketing expenses to add new gross margin in the first quarter totaled $9.4 million, an increase from $6.1 million in the prior year comparable period. The increase is the result of the increase in the net customer additions of 116,000 in fiscal 2011 versus 11,000 net customers added through our sales offices during the first quarter of fiscal 2010.

Marketing expenses included in distributable cash exclude amortization related to the contract initiation costs for Hudson and NHS. For the three months ended June 30, 2010, the amortization amounted to $2.1 million.

The quarterly actual aggregation costs per customer including Hudson were as follows:

	Fiscal 2011	Fiscal 2010
Natural gas
Canada	$158/RCE	$209/RCE
United States	$75/RCE	$199/RCE
Total gas	$84/RCE	$202/RCE
Electricity
Canada	$124/RCE	$162/RCE
United States	$118/RCE	$161/RCE
Total electricity	$119/RCE	$161/RCE
All Customers	$95 RCE	$176/RCE
Renewals	$43/RCE	$37/RCE

The aggregation costs above are those included within the quarterly results. Commercial contracts (174,000 out of 261,000 aggregated) pay further commission averaging $30 per year for each additional year that the customer flows. Assuming an average life of 3 years, this would add approximately $45 to the F2011 average of all customers above.

Aggregation costs per customer were down significantly during the quarter. The marketing success of the commercial division resulted in record gross customer additions of 261,000 up from 97,000 in Q1 of fiscal 2010. Due to the large gross addition increase, the fixed portion of the marketing costs were spread across far more additions. Including an estimate for the lifetime commission cost for commercial customers, the average cost per customer of $140 was down 21% from the average of $178 in fiscal 2010.

Unit-based compensation

Compensation in the form of units (non-cash) granted by the Fund to the directors, officers, full-time employees and service providers of its subsidiaries and affiliates pursuant to the 2001 unit option plan, the 2004 unit appreciation rights plan and the directors’ deferred compensation plan amounted to $1.1 million for the first quarter of fiscal 2011, an increase from the $0.7 million paid in Q1 of fiscal 2010. The increase relates primarily to additional fully paid unit appreciation rights awarded to the senior management of the Fund.

Bad debt expense

In Illinois, Alberta, Texas, Pennsylvania, Maryland and California, Just Energy assumes the credit risk associated with the collection of all customer accounts. In addition, for commercial direct-billed accounts in B.C., New York and Ontario, the Fund is responsible for the bad debt risk. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above noted markets.

Bad debt expense for three months ended June 30, 2010 increased by 50% to $5.7 million versus $3.8 million expensed in the prior year comparable quarter. The bad debt expense increase was entirely related to the 84% increase in total revenues for the quarter in the markets where Just Energy assumes the risk for accounts receivable collections which also now includes incremental Hudson customers. Management integrates its default rate for bad debts within its margin targets and continuously reviews and monitors the credit approval process to mitigate customer delinquency.

For the first quarter, the bad debt expense represents 2.8% of $207.0 million in revenues, within the Fund’s 2–3% target range. This was equal to the level reported in Q4 and down from the 3.4% reported a year earlier. Higher credit losses have been experienced in Texas which has been offset by improvements in Illinois and Alberta and lower default rates for acquired Hudson commercial customers. Management has taken an aggressive position with regards to returning customers to utility default services or disconnecting delinquent customers to ensure that bad debt expense is managed through the high consumption electricity and gas periods.

For each of Just Energy’s other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy’s customers for a regulated fee.

Interest expense

Total interest expense for the three months ended June 30, 2010 amounted to $9.5 million, an increase from $0.5 million in the first quarter of fiscal 2010. The large increase in costs for the quarter primarily relates to the interest expense for the JEEC and JEIF convertible debentures associated with the Universal and Hudson acquisitions, as well as, interest costs associated with the TGF debt.

Foreign exchange

Just Energy has an exposure to U.S. dollar exchange rates as a result of its U.S. operations and any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income (loss). For the quarter, a foreign exchange unrealized gain of $14.9 million was reported in other comprehensive income (loss) versus an unrealized gain of $18.2 million reported in the same period last year.

Overall, a stronger U.S. dollar increases sales and gross margin but this is partially offset by higher operating costs denominated in U.S. dollars. The Fund retains sufficient funds in the U.S. to support ongoing growth and surplus cash is repatriated to Canada. U.S. cross border cash flow is forecasted annually and hedges for cross border cash flow are entered into when it is determined that any surplus U.S. cash is not required for new acquisition opportunities.

Class A preference share distributions

The remaining holder of the Just Energy Corp. (“JEC”) Class A preference shares (which are exchangeable into units on a 1:1 basis) is entitled to receive, on a quarterly basis, a payment equal to the amount paid or payable to a Unitholder on an equal number of units. The total amount paid for the three months ended June 30, 2010 including tax amounted to $1.6 million unchanged from the same comparable period in fiscal 2010. The distributions on the Class A preference shares are reflected in the Statement of Unitholders’ Equity of the Fund’s consolidated financial statements, net of tax.

Provision for income tax

For the three months ended June 30

(thousands of dollars)

	Fiscal 2011	Fiscal 2010
Current income tax recovery	$(1,002)	$(40)
Amount credited to Unitholders’ equity	538	538
Future tax expense	19,824	9,805

Provision for income tax	$19,360	$10,303

The Fund recorded a current income tax recovery of $1.0 million for the first quarter of fiscal 2011 versus $0.04 million of recovery in the same period last year. The change is mainly attributable to a U.S. income tax recovery generated by operating losses incurred by the U.S. entities in this quarter.

Also included in the income tax provision is an amount relating to the tax impact of the distributions paid to the Class A preference shareholders of JEC. In accordance with EIC 151, “Exchangeable Securities Issued by Subsidiaries of Income Trusts”, all Class A preference shares are included as part of Unitholders’ equity and the distributions paid to the shareholders are included as distributions on the Statement of Unitholders’ equity, net of tax. For the three months ended June 30, 2010, the tax impact of these distributions, based on a tax rate of 33%, amounted to $0.5 million which is unchanged from the amount in fiscal 2010.

As noted in the Fund’s Fiscal 2010 annual report, the Fund will convert to a taxable Canadian corporation after 2010 (“the Conversion”), and a future tax recovery of $122.0 million was recorded in fiscal 2010 to recognize the significant temporary differences attributed to mark to market losses from financial derivatives which is expected to be realized subsequent to 2010. During this quarter these mark to market losses declined as a result of a change in fair value of the derivative instruments, and as a result, a future tax expense of $19.8 million has been recorded for this period.

After the Conversion at the commencement of the first quarter of calendar 2011, the Fund will be taxed as a taxable Canadian corporation from that date onwards. Therefore, the future tax asset or liability associated with Canadian liabilities and assets recorded on the balance sheet as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes will be accrued at that time to the extent that there is taxable income in the Fund or its underlying operating entities.

The Fund follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates. A valuation allowance is recorded against a future income tax asset if it is not anticipated that the asset will be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating future income tax liabilities and assets is recognized in income during the period that the change occurs.

Liquidity and capital resources

Summary of cash flows

For the three months ended June 30

(thousands of dollars)

	Fiscal 2011	Fiscal 2010
Operating activities	$25,727	$37,795
Investing activities	(263,586)	(7,406)
Financing activities, excluding distributions	303,669	(11,196)
Effect of foreign currency translation	4,547	(1,099)

Increase in cash before distributions	70,357	18,094
Distributions (cash payments)	(36,061)	(31,977)

Increase (decrease) in cash	34,296	(13,883)
Cash – beginning of period	60,132	59,094

Cash – end of period	$94,428	$45,211

Operating activities

Cash flow from operating activities for the three months ended June 30, 2010 was $25.7 million, a decrease from $37.8 million in the prior year comparable quarter. The decrease relates to strong net income growth offset by increased amortization, taxes and unrealized income related to the financial instruments recorded in the quarter.

Investing activities

The Fund purchased capital assets totaling $9.6 million during the quarter, an increase from $7.4 million in the same period last year. In fiscal 2011, Just Energy’s capital spending related to the water heater business, costs related to a new call center in Texas and purchases of office equipment and IT software.

Financing activities

Financing activities excluding distributions relate primarily to debentures issued to fund the Hudson acquisition and a decrease of the operating line for working capital requirements. During the three months ended June 30, 2010, Just Energy entered into an agreement with a syndicate of underwriters for $330 million of convertible debentures to fund the Hudson acquisition. The Fund also repaid a total of $49.0 million against the credit facility versus $19.0 million repaid in the first quarter of fiscal 2009. On July 1, 2009, in connection with the acquisition of UEG, Just Energy increased its credit facility from $170 million to $250 million. As part of the increase in the credit facility, Société Générale and Alberta Treasury Branches joined Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada and Bank of Nova Scotia as the syndicate of lenders thereunder. As Just Energy continues to expand in the United States markets, the need to fund working capital and security requirements will increase, driven primarily by the number of customers aggregated, and to a lesser extent by the number of new markets. Based on the markets in which Just Energy currently operates and others that management expects to enter, funding requirements will be supported through the credit facility.

The Fund’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. For residential customers, approximately 60% of an independent sales contractor’s commission payment is made following reaffirmation or verbal verification of the customer contract with most of the remaining 40% being paid after the energy commodity begins flowing to the customer. For commercial customers commissions are paid either as the energy commodity flows throughout the contract or upfront annually once the customer begins to flow.

The elapsed period between the times when a customer is signed to when the first payment is received from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta and Texas, Just Energy receives payment directly from the customer.

Distributions (cash payments)

Investors should note that due to the institution of a distribution reinvestment program (“DRIP”) on December 20, 2007, a portion of distributions declared are not paid in cash. This program was suspended on December 1, 2008 with the commencement of the normal course issuer bid and was re-instituted on March 31, 2009. Under the program, Unitholders can elect to receive their distributions in units at a 2% discount to the prevailing market price rather than the cash equivalent. During the first quarter, the Fund made cash distributions to its Unitholders and the Class A preference shareholder in the amount of $36.1 million, compared to $32.0 million in fiscal 2010.

Just Energy will continue to utilize its cash resources for expansion into new markets, growth in its existing energy marketing customer base, JustGreen products and Home Services division and also to make accretive acquisitions of customers as well as distributions to its Unitholders.

At the end of the quarter, the annual rate for distributions per unit was $1.24. The Fund intends to make distributions to its Unitholders, based upon cash receipts of the Fund, excluding proceeds from the issuance of additional Fund units, adjusted for costs and expenses of the Fund. The Fund’s intention is for Unitholders of record on the 15th day of each month to receive distributions at the end of the month.

Balance Sheet as at June 30, 2010 compared to March 31, 2010

Cash increased from $60.1 million as at March 31, 2010 to $94.4 million. Restricted cash which includes cash collateral posting related to supply procurement and credit support for Universal, Commerce and TGF entities has decreased to $14.5 million on June 30, 2010 from $18.7 million. The utilization of the credit facility decreased from $57.5 million to $36.5 million as a result of higher cash receipts due to the Universal and Hudson acquisitions and strong customer additions in the past fiscal year. Working capital requirements in the U.S. and Alberta result from the timing difference between customer consumption and cash receipts. For electricity, working capital is required to fund the lag between settlements with the suppliers and settlement with the LDCs.

The decrease in accounts receivable from $348.9 million to $325.9 million is primarily attributable to the decrease in revenue associated with the period of lower gas consumption in the first quarter in comparison to the fourth quarter. Accounts payable and accrued liabilities has increased from $227.0 million to $308.4 million related to added consumption as a result of the Universal and Hudson customers acquired and strong net additions from fiscal 2010.

Gas in storage has increased from $4.1 million to $38.4 million for the first quarter of fiscal 2011. The increased balance reflects injections into storage for the expanding U.S. customer base, which occurs from April to November.

At the end of the first quarter, customers in Ontario, Quebec and Michigan had delivered more gas than was supplied to customers for their use. Since Just Energy is paid for this gas when delivered yet recognizes revenue when the gas is consumed by the customer, the result on the balance sheet is the deferred revenue amount of $25.2 million and gas delivered in excess of consumption of $21.3 million. For the markets in which Hudson operates, inventory balances results in unbilled revenues of $21.0 million. At March 31, 2010, Just Energy had unbilled revenues amounting to $20.8 million and accrued gas accounts payable of $15.1 million.

Contract initiation costs relate to the commissions paid by both Hudson and NHS for contracts sold and will be amortized over the life of the contract. The balance increased to $28.3 million from $5.6 million at the end of last fiscal year due mainly to the Hudson acquisition since the March 31, 2010 balance relates to contract initiation costs for NHS only.

The other assets and other liabilities relate entirely to the fair value of the financial derivatives. The mark to market gains and losses can result in significant changes in net income and accordingly Unitholders’ equity from quarter to quarter due to commodity price volatility. Given that the Fund has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash quarterly changes are not meaningful.

Intangible assets include the acquired customer contracts as well as other intangibles such as Brand, Broker network, Information technology systems primarily related to the Hudson and Universal purchases. The total intangible asset and goodwill balances increased to $644.6 million and $222.8 million, respectively, from $340.6 million and $177.9 million as at March 31, 2010.

Long-term debt excluding the current portion has increased to $496.5 million in the first quarter from $231.8 million and is detailed below.

Long-term debt and financing

As at June 30

(thousands of dollars)

	Fiscal 2011	Fiscal 2010
Original credit facility	$36,500	$57,500
TGF credit facility	40,927	41,313
TGF debentures	37,001	37,001
TGF term Loan	10,000	10,000
JEEC convertible debentures	83,731	83,417
NEC financing	70,949	65,435
JEIF convertible debentures	282,478	—

Original credit facility

On July 1, 2009, in connection with the acquisition of UEG, Just Energy increased its credit facility from $170 million to $250 million. As part of the increase in the credit facility, Société Générale and Alberta Treasury Branches joined Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada and Bank of Nova Scotia as the syndicate of the lenders thereunder. Under the new terms of the credit facility, effective July 1, 2009, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees of 4.0%, prime rate advances at Canadian prime and U.S. prime plus 3.0% and letters of credit at 4.0%. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at June 30, 2010 and 2009, all of these covenants have been met.

TGF credit facility

A credit facility of up to $50.0 million was established with a syndicate of Canadian lenders led by Conexus Credit Union was arranged to finance the construction of the ethanol plant in 2007. The facility was further revised on March 18, 2009, and was converted to a fixed repayment term of 10 years commencing March 1, 2009 which includes interest costs at a rate of prime plus 2%, with principal repayments commencing on March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF and a general security interest on all other current and acquired assets of TGF. The credit facility includes certain financial covenants the more significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholder’s equity. The lenders have deferred compliance with the financial covenants until April 1, 2011. The facility was further revised on March 31, 2010 postponing the principal payments due for April 1 to June 1, 2010 and to amortize them over the six month period commencing October 1, 2010 and ending March 31, 2011.

TGF debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40.0 million aggregate principal amount of debentures was entered into in 2006. The interest rate is 10.5% per annum, compounded annually and payable quarterly. Interest is to be paid quarterly with quarterly principal payments commencing October 1, 2009 in the amount of $1.0 million per quarter. The agreement includes certain financial covenants the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholder’s equity. The lender has deferred compliance with the financial covenants until April 1, 2011. On March 31, 2010, TGF entered into an agreement with the holders of the debentures to defer scheduled principal payments owing under the Debenture until April 1, 2011.

TGF term/operating facilities

TGF also maintains a working capital facility for $10.0 million with a third party lender bearing interest at prime plus 1% due in full on December 31, 2010. This facility is secured by liquid investments on deposit with the lender. In addition, TGF has a working capital operating line of $7.0 million bearing interest at a prime plus 1% of which $3.2 million was drawn via overdraft is included in bank indebtedness and $3.4 million of letters of credit have also been issued.

JEEC convertible debentures

In conjunction with the acquisition of UEG on July 1, 2009, JEEC also assumed the obligations of the convertible unsecured subordinated debentures issued by Universal in October 2007 which have a face value of $90 million. The debentures mature on September 30, 2014 unless converted prior to that date and bear interest at an annual rate of 6% payable semi-annually on March 31 and September 30 of each year. Each $1,000 principal amount of the debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 29.3 units of the Fund representing a conversion price of $34.09 per exchangeable share.

The JEEC convertible debentures are not redeemable prior to October 1, 2010. On and after October 1, 2010, but prior to September 30, 2012, the debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at the Fund’s sole option on not more than 60 days and not less than 30 days prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after September 30, 2012, but prior to the maturity date, the debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at the Fund’s sole option on not more than 60 days and not less than 30 days prior notice.

NEC financing

On January 18, 2010, NEC announced that it had entered into a long term financing agreement for the funding of new and existing rental water heater contracts for NHS. Pursuant to the agreement, NHS will receive financing of an amount equal to the net present value of the first five years of monthly rental income, discounted at the agreed upon financing rate of 7.99% and as settlement, is required to remit an amount equivalent to the rental stream from customers on the water heater contracts for the first five years. The financing agreement is subject to a holdback provision, whereby 3% of the outstanding balance of the funded amount is deducted and deposited to a reserve account in the event of default. Once all of the obligations of NHS are satisfied or expired, the remaining funds in the reserve account will immediately be released to NHS. NEC is required to meet a number of covenants under the agreement and as at June 30, 2010, all of these covenants have been met.

JEIF convertible debentures

On May 7, 2010, Just Energy completed the acquisition of all of the equity interests of Hudson Parent Holdings, LLC and Hudson Energy Corp. (collectively, “Hudson”) with an effective date of May 1, 2010. Just Energy entered into an agreement with a syndicate of underwriters for $330 million of convertible extendible unsecured subordinated debentures (the “debentures”). The debentures bear an interest rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31 with maturity on June 30, 2017. Each $1,000 of principal amount of the debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 units of Just Energy Income Fund representing a conversion price of $18 per unit.

The debentures are not redeemable prior to June 30, 2013 except under certain conditions after a change of control has occurred. On or after June 30, 2013 and prior to June 30, 2015, the debentures may be redeemed by the Fund, in whole or in part, on not more than 60 days and not less than 30 days prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given exceeds 125% of the conversion price. On or after June 30, 2014, and prior to the maturity date, the debentures may be redeemed by the Fund, in whole or in part, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest.

Contractual Obligations

In the normal course of business, the Fund is obligated to make future payments for contracts and other commitments that are known and non-cancelable.

Payments due by period (thousands of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable, accrued liabilities and
Unit distribution payable	$321,647	$321,647	$—	$—	$—
Bank indebtedness	7,853	7,853	—	—	—
Long-term debt	615,377	65,109	102,235	118,033	330,000
Interest payments	194,074	29,592	63,451	50,175	50,856
Property and equipment lease agreements	31,156	6,495	12,535	6,616	5,510
EPCOR billing, collections and supply commitments	16,345	8,653	7,692	—	—
Grain production contracts	52,466	30,736	21,334	396	—
Gas and electricity supply purchase commitments	3,936,299	1,397,493	2,017,737	510,211	10,858

	$5,175,217	$1,867,578	$2,224,984	$685,431	$397,224

Other obligations

In the opinion of management, the Fund has no material pending actions, claims or proceedings that have not been either included in its accrued liabilities or in the financial statements. In the normal course of business the Fund could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with Related Parties

The Fund does not have any material transactions with any individuals or companies that are not considered independent to the Fund or any of its subsidiaries and/or affiliates.

Critical Accounting Estimates

The consolidated financial statements of the Fund have been prepared in accordance with Canadian GAAP. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, marketing and general and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. The Fund might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

Unbilled revenues/Accrued gas accounts payable

Unbilled revenues result when customers consume more gas than has been delivered by Just Energy to the LDCs. These estimates are stated at net realizable value. Accrued gas accounts payable represents Just Energy’s obligation to the LDC with respect to gas consumed by customers in excess of that delivered. This obligation is also valued at net realizable value. This estimate is required for the gas business unit only, since electricity is consumed at the same time as delivery. Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

Gas delivered in excess of consumption/Deferred revenues

Gas delivered to LDCs in excess of consumption by customers is valued at the lower of cost and net realizable value. Collections from LDCs in advance of their consumption results in deferred revenues which are valued at net realizable value. This estimate is required for the gas business unit only since electricity is consumed at the same time as delivery. Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

Allowance for doubtful accounts

Just Energy assumes the credit risk associated with the collection of customers’ accounts in Alberta, Illinois, Texas, Pennsylvania, Maryland and California. In addition, for large direct billed accounts in B.C. and Ontario, the Fund is responsible for the bad debt risk. Management estimates the allowance for doubtful accounts in these markets based on the financial conditions of each jurisdiction, the aging of the receivables, customer and industry concentrations, the current business environment and historical experience.

Goodwill

In assessing the value of goodwill for potential impairment, assumptions are made regarding Just Energy’s future cash flow. If the estimates change in the future, the Fund may be required to record impairment charges related to goodwill. An impairment review of goodwill was performed during 2010 and as a result of the review, it was determined that no impairment of goodwill existed at June 30, 2010.

Fair Value of Derivative Financial Instruments and Risk Management

The Fund has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and the green energy option. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed price commodity supply to cover its estimated fixed price delivery or green commitment obligations.

The Fund’s business model objective is to minimize commodity risk other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting the Funds’ price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed price or price protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s expansion in the U.S. has introduced foreign exchange related risks. Just Energy will enter into foreign exchange forwards in order to hedge the exposure to fluctuations in cross border cash flows.

The financial statements are in compliance with Section 3855 of the CICA Handbook, which require a determination of fair value for all derivative financial instruments. Up to June 30, 2008, the financial statements also applied Section 3865 of the CICA Handbook which permitted a further calculation for qualified and designated accounting hedges to determine the effective and ineffective portion of the hedge. This calculation permitted the change in fair value to be accounted for predominately in the Statement of Other Comprehensive Income. As of July 1, 2008, management decided that the increasing complexity and costs of maintaining this accounting treatment outweighed the benefits. This fair value, (and when it was applicable, the ineffectiveness) is determined using market information at the end of each quarter. Management believes the Fund remains economically hedged operationally across all jurisdictions.

Preference shares of JEC and Trust units

As at August 11, 2010 there were 5,263,728 Class A Preference Shares of JEC outstanding and 125,443,218 units of the Fund outstanding.

JEEC Exchangeable Shares

A total of 21,271,804 exchangeable shares of JEEC were issued on July 1, 2009 for the purchase of Universal. JEEC shareholders have voting rights equivalent to the Fund’s Unitholders and their shares are exchangeable on a 1:1 basis. As at August 11, 2010, 17,058,604 shares had been converted and there were 4,213,200 exchangeable shares outstanding.

Taxability of distributions

Cash and unit distributions received in calendar 2009 were allocated 100% to other income. Additional information can be found on our website at www.justenergy.com. Management estimates the distributions for calendar 2010 to be allocated in a similar manner to that of 2009.

Recently issued accounting standards

The following are new standards, not yet in effect, which are required to be adopted by the Fund on the effective date:

Business combinations

In October 2008, the CICA issued Handbook Section 1582, Business combinations (“CICA 1582”), concurrently with CICA Handbook Section 1601, Consolidated Financial Statements (“CICA 1601”), and CICA Handbook Section 1602, Non-controlling Interest (“CICA 1602”). CICA 1582, which replaces CICA Handbook Section 1581, Business combinations, establishes standards for the measurement of a Business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a Business combination. These new standards are effective for fiscal years beginning on or after January 1, 2011. The Fund has not yet determined the impact of these standards on its consolidated financial statements.

International Financial Reporting Standards

In February 2008, CICA announced that GAAP for publicly accountable enterprises will be replaced by IFRS for fiscal years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to GAAP but there are significant differences on recognition, measurement and disclosures.

Just Energy will transition to IFRS effective April 1, 2011, and intends to issue its first interim financial statements under IFRS for the three-month period ending June 30, 2011, and a complete set of financial statements under IFRS for the year ending March 31, 2012.

Based on the initial assessment of the differences between Canadian GAAP and IFRS relevant to the Fund, an internal project team was assembled and a conversion plan was developed in March 2009 to manage the transition to IFRS. Project status reporting is provided to senior executive management and to the Audit Committee on a regular basis.

Our project consists of three phases: IFRS diagnostic assessment; solution development; and implementation. The diagnostic phase, which was completed in 2009, involved a high level review and the identification of major accounting differences between current Canadian GAAP and IFRS applicable to Just Energy. The Fund has also completed phase 2, the solution development phase, which includes the substantial completion of all policy papers which have been discussed with the external auditors. The IFRS project team is currently engaged in the implementation phase, which is the final phase of the project. This phase involves approval of the accounting policy choices, completing the collection of data required to prepare the financial statements, implementing changes to systems and business processes relating to financial reporting, key personnel training and the monitoring of standards currently being amended by the International Accounting Standard Board (IASB). Just Energy has also analyzed the IFRS financial statement presentation and disclosure requirements. These assessments will continue to be analyzed and evaluated throughout the implementation phase of the Fund’s project.

The initial assessment phase determined that the areas with the highest potential to impact the Fund includes but is not limited to the following:

IAS 16: Property, plant and equipment:

IAS 16 reinforces the requirement under Canadian GAAP that requires that each part of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item should be depreciated separately. The Fund will adopt this revised accounting policy with respect to the componentization of the ethanol plant on transition to IFRS. The carrying value of the ethanol plant and corresponding depreciation expense will differ upon transition to IFRS, but the impact is not expected to be material.

IAS 36: Impairment of assets

IAS 36 uses a one step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). Canadian GAAP however, uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values. The Fund does not expect any material impairment upon transition to IFRS.

IAS 12: Income taxes

IAS 12 is largely similar to the Canadian standard. Any impact to the Fund will depend primarily on other adjustments made upon transition to IFRS which will likely have a corresponding effect on income tax balances.

IAS 39: Financial instruments: Recognition and measurement

The Fund enters into fixed term contracts with customers to provide electricity and gas at fixed prices. These customer contracts expose the Fund to changes in market prices of electricity / gas and consumption. To reduce the exposure to movements in commodity prices arising from the acquisition of electricity and gas at floating rates, the Fund routinely enters into derivative contracts. Under Canadian GAAP all supply contracts are re-measured to fair value at each reporting date. The requirements for normal purchase and normal sale exemption (own use exemption) is similar under Canadian GAAP and IFRS, however several small differences exist. There is no specific guidance either in Canadian GAAP of IFRS with respect to eligibility of the own-use exemption of energy supply contracts entered into by energy retailers. The Fund currently is in the process of determining which type of supply contracts and which specific markets of the Fund meet the requirement for the own-use exemption under IFRS. If the own use exemption does not apply the amounts will be marked to market.

IFRS 2: Share-based payments

Under IFRS, when stock option awards vest gradually, each tranche is to be considered as a separate award whereas Canadian GAAP the gradually vested tranches are considered as a single award. This will result in expenses relating to share-based payments being recognized over the expected term of each vested tranche. IFRS also requires the Fund to estimate forfeitures upfront in the valuation of stock options, whereas under Canadian GAAP, they can be recorded upfront or recorded as they occur. Currently, the Fund accounts for forfeitures as they occur. The Fund is the processes of determining the impact of such adjustment on the opening balance sheet as at the transition date.

The Fund has analyzed the optional exemptions available under IFRS 1 First-time Adoption of International Financial Reporting. IFRS generally requires an entity to apply standards on a retrospective basis, however, IFRS 1 provides both mandatory exceptions and optional exemptions from this general requirement. First time adoption exemptions relevant to the Fund are discussed below:

Business combinations

Under this exemption, the Fund may elect not to apply IFRS 3 retrospectively to past business combinations. The standard may be applied prospectively from the date of the opening IFRS balance sheet. The Fund intends to use this exemption.

Share-based payment transactions

The Fund may elect to not apply IFRS 2 to equity instruments that were granted on or before November 7, 2002 or which vested before the company’s date of transition to IFRS. The Fund may also elect to not apply IFRS 2 to liabilities arising from share-based payment transactions which settled before the date of transition to IFRS. The Fund intends to apply these exemptions.

Cumulative translation adjustment

The exemption permits the Fund to reset the cumulative translation adjustments to zero by recognizing the full amount in the retained earnings of the opening IFRS balance sheet. The Fund is currently assessing whether it will elect this exemption.

Borrowing costs

The exemption allows the Fund to adopt IAS 23, which requires the capitalization of borrowing costs on all qualifying assets, prospectively from the date of the opening IFRS balance sheet. The Fund intends to use this exemption.

Until the Fund has prepared a full set of annual financial statements under IFRS, we will not be able to determine or precisely quantify all of the impacts that will result from converting to IFRS.

The expected transitional adjustments, changes in accounting policies and subsequent accounting may result in other business impacts such as impacts on the debt covenants and capital requirements disclosure. Based on the work completed to date, the transition is expected to have minimal impact on information technology and internal controls over financial reporting of the Fund. However the Fund will continue to access these areas as the project progresses.

Legal Proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Just Energy believes that each such proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows, or financial position.

In addition to the routine legal proceedings of Just Energy, the State of California has filed a number of complaints to the Federal Regulatory Energy Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”) with respect to events stemming from the 2001 energy crises in California. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although CEI did not own generation, the State of California is claiming that CEI was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants. On March 18, 2010, the Administrative Law Judge in the matter granted a motion to strike the claim for all parties in one of the complaints, holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision. CEI continues to vigorously contest this matter and it is not expected to have a material impact on the financial condition of the Fund.

Controls and Procedures

During the most recent interim period, there have been no changes in the Fund’s policies and procedures that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Fund’s internal control over financial reporting

Limitation on Scope of Design

Section 3.3(1) of National Instrument 52-109, “Certification of Disclosure in Issuer’s Annual and Interim Filings”, states that the Fund may limit its design of disclosure controls and procedures and internal controls over financial reporting for a business that it acquired not more than 365 days before the end of the financial period to which the certificate relates. Under this section, the Fund’s CEO and CFO have limited the scope of the design, and subsequent evaluation, of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of the Hudson subsidiaries acquired on May 1, 2010.

Summary financial information pertaining to the Hudson acquisition that was included in the consolidated financial statements of the Fund as at June 30, 2010 is as follows (thousands of dollars):

Total
Sales[1]	$117,477
Net income[1]	5,092
Current assets	141,299
Non-current assets	381,738
Current liabilities	178,382
Non-current liabilities	39,271

1Results from May 1, 2010 to June 30, 2010

Corporate governance

Just Energy is committed to transparency in our operations and our approach to governance meets all recommended standards. Full disclosure of our compliance with existing corporate governance rules is available on our website at www.justenergy.com and is included in the Fund’s May 27, 2010 management proxy circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

The past five years have seen a significant geographic diversification of Just Energy’s customer base. For the first time, this quarter ended with more customers in the United States than in Canada. This diversification protects the Fund against overexposure to any one regulatory jurisdiction and, to a degree, weather variance. Past quarters have seen a further diversification effort, in this case marketing channels.

The acquisition of Hudson is a major step in broadening Just Energy’s access to the large commercial market. While the Fund does not want to be exposed to industrial volumes due to their inherent volatility and credit exposure, large commercial customers such as hospitals, universities and school boards are both underserved by deregulated suppliers and potentially profitable. While the margin per RCE of these customers is lower than a residential customer, so too is the customer acquisition cost. The result is the same quick payback and high return on investment that Just Energy has been known for.

Hudson utilized a well established broker network to access the commercial market. Just Energy had not previously utilized brokers. The results in the first quarter were record customer additions supported by 174,000 large commercial RCE additions. Management anticipates that this trend will continue and commercial customers will be a growing portion of Just Energy’s customer base. In addition to this broker channel, Just Energy is building an inside commercial sales team which is seeing solid early results.

Just Energy has committed expenditures toward a number of other expansions which management believes will contribute to higher distributable cash in the future.

During the quarter, the Hudson broker network was expanded to five provinces and seven states in which they did not previously operate. In Ontario, more than 40 brokers have already been enrolled in the network. Just Energy also invested to prepare for its entry into Massachusetts and two new utility territories in New York.

Further expansion has been undertaken through NHS. During the quarter NHS expanded into Ontario’s Union Gas territory and rolled-out an offering of furnaces and air conditioners. This fast growing water heater and HVAC rental and sales operation has created substantial long term value for the Fund and, with these expansions, management believes that its rapid growth will continue.

Similarly, the JustGreen products represent a new product which broadens our prospective market. Many purchasers of JustGreen would not otherwise purchase gas or electricity from a door-to-door sales presentation.

The quarter saw the first results of the launch of the Fund’s Momentis network marketing operation. Momentis independent representatives will market natural gas and electricity contracts on behalf of Just Energy. This is the first time the Fund has utilized the network marketing channel.

On June 29, 2010, the Fund received approval by its Unitholders for the plan to reorganize the income trust structure into a high dividend paying corporation and subsequently received approval of the Court of Queens Bench, Alberta on June 30, 2010. Upon completion of the reorganization, the board intends to implement a dividend policy where monthly dividends will be initially set at $0.1033 per share ($1.24 annually) equal to the current distributions paid to Just Energy’s Unitholders.

The Federal Government’s announcement on October 31, 2006 of the pending imposition of a tax on income trusts effective January 1, 2011 caused Just Energy to analyze options which would maximize Unitholder value for the long term. The conclusion of the analysis was that conversion to a high dividend yield corporation was the optimal option available to the Fund. The proposed reorganization offers a number of benefits:

•

The unique nature of Just Energy as a growth company with high return on invested capital allows it to pay both a substantial yield and continue to grow. This remains true regardless of whether Just Energy is an income fund or a corporation.

•	The receipt of $1.24 per year in dividends will result in a substantially higher after tax cash yield to shareholders than that of $1.24 in distributions for most taxable Canadian Unitholders.

•	It is anticipated that as a corporation, Just Energy will have greater access to capital markets to the extent that issuance of equity should be required for growth through acquisition.

•	Limitations under the proposed tax on undue expansion of trusts and foreign ownership limitations on trusts will no longer apply to Just Energy.

•	The high dividend yield as a corporation combined with Just Energy’s growth prospects are expected to focus market attention on the value of Just Energy shares.

•

It is anticipated that the reorganized structure of the Fund as a dividend paying corporation will attract new investors, including non-resident investors, and provide, in the aggregate, a more active and attractive market for the Just Energy shares than currently exists for the units.

•	As a corporation, Just Energy will be managed by the same experienced team of professionals.

In anticipation of need for conversion, the Fund has not increased its rate of distribution since early 2008 despite substantial growth in its business. Distributions have been maintained by Just Energy at $0.1033 per month ($1.24 annually) supplemented by annual Special Distributions ($0.20 payable January 31, 2010 being the most recent). The decision not to continue distribution increases and the continued growth of Just Energy have given the Fund the flexibility to continue to pay a dividend equal to the current monthly distributions following the reorganization. This ability makes full allowance for the payment of tax by Just Energy and does not rely on a merger with tax loss bearing companies.

Sales of the JustGreen products have been very strong with approximately 49% of all customers added in the current quarter taking 89% of green energy supply. Although currently a small component of the overall customer book (3% of gas customers and 6% of electricity customers), continued sales of JustGreen products at these levels will alter the economics of Just Energy as green customers generate higher per customer margins than the past five-year fixed-rate customers. As these new green customers become a higher and higher percentage of the overall Just Energy customer base, the results should be higher margins per customer and improved renewal rates.

The Fund intends to continue its geographic expansion into new markets in the United States both through organic growth and focused acquisitions. Just Energy intends to begin marketing in Pennsylvania in the third quarter of fiscal 2011. The Fund is actively reviewing a number of further possible acquisitions. Just Energy continues to monitor the progress of the deregulated markets in various jurisdictions.